Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Three Months Ended March 31,
	2006	2006
Fixed charges:
Interest expense, gross	$10.9	$9.2
Portion of rentals representative of interest	17.9	17.0

Total fixed charges	$28.8	$26.2

Earnings before fixed charges:
Income before income taxes	$388.7	$189.7
Fixed charges	28.8	26.2
Capitalized interest	(3.5)	(7.6)
Amortization of capitalized interest	2.0	1.3

Total earnings before fixed charges	$416.0	$209.6

Ratio of earnings to fixed charges:
Earnings before fixed charges	$416.0	$209.6
Fixed charges	$28.8	$26.2
Ratio of earnings to fixed charges	14.4	8.0